[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 23, 2013

Kimberly A. Browning Senior Counsel Office of Disclosure and Review Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Credit Allocation Fund
(File Nos. 811-22715 and 333-182157)

Dear Ms. Browning:

Thank you for your telephonic comments, received April 18, 2013, regarding Pre-Effective Amendment No. 2 to the registration statement on Form N-2 (the “Registration Statement”) filed by Guggenheim Credit Allocation Fund (the “Fund”) on April 16, 2013. We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 3 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since Pre-Effective Amendment No. 2 to the Registration Statement.

1.             Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the Registration Statement, it should furnish a letter, at the time of such request, acknowledging that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    The Fund notes the comment.

2.             Revise the Fund’s 80% policy to clarify what types of instruments to which the phrase “economic characteristics similar to” applies.

    The Fund has made the requested revisions.

Additionally, the Fund notes that its 80% policy is similar to policies adopted by similar funds that have completed their initial public offerings in the past six

Securities and Exchange Commission
May 23, 2013

months.  See, for example, BlackRock Multi-Sector Income Trust, File No. 333-185205 (“Under normal market conditions, the Trust will invest at least 80% of its Managed Assets (as defined in this Prospectus) in loan and debt instruments and other investments with similar economic characteristics (collectively ‘fixed income securities’).”); Apollo Tactical Income Fund Inc., File No. 333-175832 (“Under normal market conditions, at least 80% of the Fund’s Managed Assets (as defined in this prospectus) will be invested in credit instruments and investments with similar economic characteristics.”); Prudential Global Short Duration High Yield Fund, Inc., File No. 333-182826 (“Under normal market conditions and after the initial investment period following this offering, at least 80% of the Fund's Investable Assets (as defined in this prospectus) will be invested in a portfolio of global high yield fixed income instruments with varying maturities and other investments (including derivatives) with similar economic characteristics.”); and Ares Dynamic Credit Allocation Fund, Inc., File No. 333-172987 (“Under normal market conditions, at least 80% of the Fund's Managed Assets (as defined in this prospectus) will be invested in (i) Senior Loans and investments with similar economic characteristics (such as second lien loans and unsecured loans) and (ii) Corporate Bonds.”).

3.             State in plain English that the Fund will only include in its 80% policy investments in other investment companies that themselves have a corresponding 80% policy. Clarify that the policy of such other investment companies must be to invest at least 80% of net assets, plus borrowings for investment purposes, in such securities.

The Fund has made the requested revisions.

4.             Confirm supplementally that all derivative instruments that the Fund utilizes as principal investment strategies are disclosed in the Prospectus.

The Fund hereby confirms that all derivative instruments that the Fund intends to utilize as principal investment strategies are disclosed in the Prospectus.

5.             Confirm supplementally that the Fund does not include unregistered investment funds as credit securities for purposes of applying its 80% policy.

The Fund hereby confirms that the Fund does not include unregistered investment funds as credit securities for purposes of applying its 80% policy.

6.             Confirm supplementally that the Fund acknowledges its obligations to inform shareholders of future changes to the Fund’s investment policies.

The Fund acknowledges its obligations to inform shareholders of future changes to the Fund’s investment policies. The Fund notes that as a New York Stock Exchange listed company, the Fund will be required to comply with NYSE Rule 202.05, pursuant to which the Fund will promptly disclose “any news or information which might reasonably be expected to materially affect the market for its securities.” The Fund also acknowledges that pursuant to Rule 8b-16 under the Investment Company Act, the Fund intends to disclose in its reports to

Securities and Exchange Commission
May 23, 2013

shareholders any material changes in the company's investment objectives or policies that have not been approved by shareholders.

7.             Add disclosure regarding the Fund’s investments in restricted and illiquid securities to the Prospectus Summary.

The Fund has added the requested disclosure.

8.             With respect to the Fund’s investments in unregistered securities, delete open-ended language regarding the exemptions from registration upon issues of securities in which the Fund may invest will rely and disclose any such exemptions.

The Fund has deleted the open-ended language as requested. However, as disclosed in the Prospectus, the Fund may invest without limitation in unregistered, restricted or otherwise illiquid securities. The Fund may invest in various types of credit securities that are described in the Prospectus and, as disclosed in the Prospectus, securities within any of the types of credit securities in which the Fund may invest may be unregistered, restricted or illiquid. The Fund does not intend to limit its investments in any given type of credit security on the basis of the exemption from registration under the Securities Act of 1933 relied upon by the issuer of such securities. Therefore, the Fund respectfully submits that investors would not benefit from an exhaustive list of every exemption from registration under the Securities Act of 1933 that exists under the federal securities laws. Funds are not required to disclose each and every term of every instrument in which they may invest, and such detailed disclosure would prove counterproductive to investors’ understanding of a fund’s investments and risks. Identifying the particular exemptions from registration relied upon by each issuer of securities in which the Fund may potentially invest would not provide investors with useful information regarding the economic terms of the Fund’s investments or the risks associated with an investment in the Fund. The Fund submits that its disclosure under the heading “The Fund’s Investments—Unregistered, Restricted and Illiquid Securities,” and corresponding disclosure that has been added to the Prospectus Summary, concisely describes the types of such securities in which the Fund will invest principally, as required by Item 8(2)(b)(1) of Form N-2. Additionally, the Fund submits that its disclosure under the heading “Risks—Liquidity Risk,” and corresponding summary risk factor disclosure, concisely describes the associated risks, as required by Item 8(3)(a) of Form N-2.

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Securities and Exchange Commission
May 23, 2013

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman